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                                                               Exhibit 99(o)(ii)

                               FIRST AMENDMENT TO
                          MATTHEWS INTERNATIONAL FUNDS
                               MULTIPLE CLASS PLAN



         The Multiple Class Plan (the "Plan") previously adopted by a majority of the Board of Trustees, including a majority of the independent trustees, of Matthews International Funds (the "Trust") on its April 18, 1997 meeting is hereby amended by this First Amendment.

         I.       Paragraph 2 is hereby amended to read as follows:

                  2. Class A shares shall be sold with a front-end charge of 4.95% for an investment of less than $50,000, 4.25% for investments of $50,000 or more but under $100,000, 3.25% for investments of $100,000 or more but under $250,000, 2.50% for investments of $250,000 or more but under $500,000, 2.00%
for investments of $500,000 or more but under $1,000,000. There is no sales load for investments of $1,000,000 or more, however if such an investment be made and subsequently withdrawn within the first year a 1.00% redemption fee will be charged against the redemption proceeds. The Class A shares are subject to Rule 12b-1 charges. The Rule 12b-1 Plan associated with the Class A shares has the following two components:

                     (a) the first component shall be paid to Matthews International Capital Management, LLC (the "Advisor"), First Data Distributors, Inc. (the "Distributor") or others for expenses incurred in distributing and promoting sales of Class A shares. These expenses include, but are not limited to, preparing and distributing advertisements and sales literature, printing prospectuses and reports used for sales purposes, and paying distribution, maintenance and continuing commissions to broker dealers or others in accordance with a selling agreement with the Distributor on behalf of the Trust's Class A shares;

                     (b) the second component is a shareholder servicing fee charged pursuant to a Shareholder Servicing Plan. The shareholder servicing fee shall be paid to the Advisor and others who have executed a servicing or similar agreement with the Trust (or, in the case of other service providers, with the Advisor) on behalf of Class A shares of the Trust, for among other things, furnishing personal services and maintaining customer accounts and records; assisting with purchases and redemption requests; arranging for bank wires; monitoring dividend payments from the series on behalf of customers, forwarding certain shareholder communications from the Trust to customers; receiving and answering correspondences; and aiding in maintaining the investment of their respective customers in Class A. In no event shall Class A shares be charged a shareholder servicing fee in excess of 0.25% per annum of its average daily net assets.


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         II.      Paragraph 4 is hereby amended to read as follows:

                  4. Class I shares shall be sold with a shareholder servicing fee pursuant to a Shareholder Servicing Plan. The shareholder servicing fee shall be paid to the Advisor and others who have executed a servicing or similar agreement with the Trust (or, in the case of other service providers, with the Advisor) on behalf of Class I shares of the Trust, for among other things, furnishing personal services and maintaining customer accounts and records; assisting with purchases and redemption requests; arranging for bank wires; monitoring dividend payments from the series on behalf of customers, forwarding certain shareholder communications from the Trust to customers; receiving and answering correspondences; and aiding in maintaining the investment of their respective customers in Class I. In no event shall the Class be charged a shareholder servicing fee in excess of 0.25% per annum of its average daily net assets.

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